UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 002-09048

THE BANK OF NOVA SCOTIA

(Name of Registrant)

44 King Street West, 8th Floor, Scotia Plaza, Toronto, Ontario M5H 1H1

416-866-4269

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): 

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): 

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

This Report on Form 6-K and the exhibits hereto are incorporated by reference as exhibits to The Bank of Nova Scotia’s Registration Statement on Form F-3 (File No. 333-200089) which was filed on November 12, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA
Date: December 1, 2014	By:	/s/ Christy Bunker
Name: Christy Bunker
Title: Managing Director, Secured and Capital Funding

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EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Second Amended and Restated Distribution Agreement, dated December 1, 2014, between The Bank of Nova Scotia and Scotia Capital (USA) Inc.
99.2	Second Amended and Restated Calculation Agency Agreement, dated December 1, 2014, between The Bank of Nova Scotia and Scotia Capital Inc.

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